Exhibit 99.1

Stock Symbol:

AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars (“$” or “US$”) unless otherwise noted)

AGNICO EAGLE CLARIFIES MARCH 2016 DIVIDEND PAYMENT DATE

Toronto (February 12, 2016) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) would like to clarify that its quarterly cash dividend of $0.08 per common share will be payable on March 15, 2016 to shareholders of record as of March 1, 2016.  The dividend is an “eligible dividend” for Canadian tax purposes.

A payment date of March 16, 2016 was erroneously indicated in the Company’s February 10, 2016 news release.  Expected dividend record and payment dates for 2016 are set out in the table below.

Expected Dividend Record and Payment Dates for 2016

Record Date	Payment Date
March 1*	March 15*
June 1	June 15
September 1	September 15
December 1	December 15

*Declared

Dividend Reinvestment Plan

Please follow the link below for information on the Company’s dividend reinvestment plan.  Dividend Reinvestment Plan

Agnico Eagle has now declared a cash dividend every year since 1983.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at February 12, 2016.  Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this document, the words “anticipate”, “estimate”, “expect”, “forecast”, “planned”, “will”, “could”, “potential” and similar expressions are intended to identify forward-looking statements.  Such statements include the Company’s expectations regarding the declaration and payment of dividends. These statements reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2014 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2014 (“Form 40-F”) filed with the SEC as well as that the Company’s cash flows are consistent with the Company’s current expectations.  Many factors, known and unknown, could cause the actual outcomes to be materially different from those expressed or implied by such forward looking statements. Such factors and other risks that may affect the Company’s ability to achieve the expectations in the forward-looking statements contained in this news release are set out in the AIF under the caption “Risk Factors” and in the MD&A under the caption “Risk Profile” filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.